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                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Strategic Diagnostics Inc.



We consent to incorporation by reference in the registration statements (Nos. 33-20421, 333-21211 and 333-68107) on Form S-8 of Strategic Diagnostics Inc. of our report dated January 27, 1999, except for Note 20 which is as of February 26, 1999, relating to the consolidated balance sheet of Strategic Diagnostics Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and comprehensive income (loss), and cash flows for the year ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 10-K of Strategic Diagnostics Inc.



KPMG LLP




Philadelphia, Pennsylvania
March 30, 1999